Exhibit (l)

16 Firebush Road
Levittown, PA 19056
Tel: (215) 454-2540
Toll Free #: (877) 776-1187
Fax: (267) 585-3195
www.procuream.com
November 4, 2019

Procure ETF Trust I
16 Firebush Road
Levittown, PA 19056

To whom it may concern:

In order to provide Procure ETF Trust I (the “Trust”) with initial capital, we have purchased from the Trust the amount of shares of the initial series of the Trust at the price per share as follows:

Number of Shares	Price Per Share	Total Investment
4000	$25.00	$100,000

We represent and warrant to the Trust that the shares of the Trust have been acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

/s/ Robert Tull

Robert S. Tull
President
ProcureAM, LLC.
16 Firebush Road
Levittown, PA 19056